iDcentrix, Inc.
2101 Rosecrans Avenue, Suite 4240
El Segundo, CA  92045

October 21, 2008

Ms. Rolaine S. Bancroft, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	iDcentrix, Inc.
Registration Statement on Form S-1, as amended (Registration No. 333-150939)

Dear Ms. Bancroft:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, iDcentrix, Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, as amended (Registration No. 333-150939) be accelerated so that it will become effective at 3:00 P.M. (New York City time), on October 23, 2008, or as soon thereafter as practicable.

The Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the staff’s comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iDcentrix, Inc.
By:	/s/ Francine Dubois
Francine Dubois, Chief Executive Officer